UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20225

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2022__ AND ENDING __12/31/2022__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OMEGA SECURITIES, INC

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 THROCKMORTON STREET, SUITE 1450
(No. and Street)

FORT WORTH   TX   76102
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TAMERA BRYANT   817-335-5739   tammy@omegaup.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MESCH, PLLC
(Name – if individual, state last, first, and middle name)

600 TEXAS ST, FL1   FORT WORTH   TX   76102
(Address)   (City)   (State)   (Zip Code)

NOVEMBER 3, 2015   6192
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __TAMERA BRYANT__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __OMEGA SECURITIES, INC.__ , as of __2/28__ , 2 _023_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KATHRIN MILLER JONES
Notary Public, State of Texas
Comm. Expires 12-29-2024
Notary ID 13086874-7

Kathrin Miller Jones
Notary Public

Signature: _[signature]_

Title:
CHIEF OPERATING OFFICER

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MESCH.

OMEGA SECURITIES, INC.
Financial Statements and Supplementary Information
For the Year Ended December 31, 2022
With Report of Independent Registered Public
Accounting Firm

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500   F: 817.710.1501

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Omega Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Omega Securities, Inc. as of December 31, 2022, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Omega Securities, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of Omega Securities, Inc.'s management. Our responsibility is to express an opinion on Omega Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Omega Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Omega Securities, Inc.'s financial statements. The supplemental information is the responsibility of Omega Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mud . PLLC

We have served as Omega Securities, Inc.'s auditor since 2016.

Fort Worth, Texas
February 22, 2023


Omega Securities, Inc.
Statement of Financial Condition
December 31, 2022

ASSETS


Current Assets
Cash and cash equivalents	$	116,496		
Investments, at fair value		39,347		
Accounts receivable, net		38,148		
Other current assets		355		

Total current assets $ 194,346

Deferred tax assets   368

Total Assets $ 194,714


LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities
Accounts payable	$	10,000		
Sales commission payable		40,324		

Total current liabilities $ 50,324

Total long-term liabilities   -

Total Liabilities   50,324

Stockholders' Equity
Common stock, 10,000,000 shares authorized, $.10 par value, 50,000 shared issued and outstanding		5,000	
Additional paid-in capital		30,282	
Retained earnings		109,108	

Total Stockholders' Equity   144,390

Total Liabilities and Stockholders' Equity $ 194,714


The accompanying notes are an integral part of these financial statements.


Omega Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2022

Revenue			
Commission revenue	$ 365,568		
Realized and unrealized (losses) on investments	(12,581)		
Interest and dividends	56		
Other revenue	1,110		
Total Revenue		$	**354,153**
Expenses			
Employee compensation and benefits	220,730		
Occupancy and equipment	60,000		
General operating expenses	61,077		
Technology and communication	9,153		
Miscellaneous	1,543		
Depreciation	156		
Total Expenses			**352,659**
Income Before Income Taxes			**1,494**
Provision for income taxes			(33)
Net Income		$	**1,527**


Omega Securities, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2022


Common Stock

    Beginning and end of year $ **5,000**

Additional Paid-in Capital

    Beginning and end of year   30,282

Retained Earnings

    Beginning of year $ 107,581

    Net income for the year

        ended December 31, 2022   1,527

    End of Year   **109,108**

Total Stockholders' Equity $ **144,390**


The accompanying notes are an integral part of these financial statements.


Omega Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2022

Cash Flows from Operating Activities

Net income		$	1,527
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	$	156	
Realized and unrealized losses on investments		12,581	
Deferred tax benefit		(33)	
Changes in operating assets and liabilities:			
Receivables		(4,774)	
Accounts payable		7,222	
Sales commission payable		19,340	
Total adjustments			34,492
Net cash provided by operating activities			36,019
Net Increase in Cash			36,019
Cash and cash equivalents at beginning of year			80,477
Cash and cash equivalents at end of year		$	116,496

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for

Interest		$	-
Taxes			-
Total		$	0

The accompanying notes are an integral part of these financial statements.

- 8 -

Note 1: Description of Business

Incorporated on November 11, 1974, Omega Securities, Inc. (the "Company") is a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The Company must maintain a minimum net capital requirement of $5,000.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Statement of America (GAAP) which is required by the SEC and FINRA.

Use of Estimates
The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash or cash equivalents. The Company maintains cash deposits with federally insured financial institutions that may, at times, exceed federally insured limits. The Company has not incurred any losses from such accounts, and management considers the risk to be minimal.

Accounts Receivable, net
Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of December 31, 2022.

Note 2: Summary of Significant Accounting Policies (Continued)

Investments
Investments are recorded at fair value. The increase or decrease in fair value is credited or charged to operations.   Realized and unrealized (loss) on investments of $12,581 are reflected in the accompanying Statement of Operations.

Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of such assets, are expensed as incurred. The range of estimated lives is as follows:

Equipment	3-5
Furniture & fixtures	5-7
Leasehold improvements	Lesser of useful life or lease term

In accordance with Financial Accounting Standards Board ("FASB") ASC 360-10-45 (Impairment and disposal of long-lived assets), the Company evaluates the propriety of the carrying amount of its long-lived assets at each financial statement date. In the event that facts and circumstances indicate the cost of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation of impairment is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. For the year ended December 31, 2022 , the Company did not record any such write-downs.

Income Taxes
The Company records its federal and state tax liabilities in accordance with FASB Accounting Standards Codification Topic 740-10, "Accounting for Income Taxes". The Company uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized. The Company's deferred tax asset represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives.

Risks and Uncertainties
Securities owned and securities sold, not yet purchased are recorded at fair value and have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of these securities could have a significant impact on the Company's results of operations for any particular year.

Note 3: Revenue Recognition

Significant Judgments
Revenue from contracts with customers consists of brokerage commissions and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees (12b-1 fees)
The Company enters into arrangements with managed accounts or other pooled vehicles (funds) to distribute shares to investors. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Note 4: Fair Value Measurement

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable input (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows.

Note 4: Fair Value Measurement (Continued)

Level   1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level   2   Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1.

Level   3   Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodology used for the assets measured at fair value as of December 31, 2022:

Mutual fund – Valued at the closing price reported on the active market on the last trade of each day.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's investments by ASC 820-10 pricing levels at December 31, 2022:

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 39,347	$ 0	$ 0	$ 39,347
Total investments at fair value				$ 39,347

Note 5: Property and Equipment, Net

Depreciation expense was $156 for the year ended December 31, 2022 and is included in the accompanying Statement of Operations.

Note 6: Related Party Transactions

The Company shares office space with Omega Wealth Partners ("OWP") which is owned and operated by the stockholders of the Company. The Company pays $5,000 per month and is paid on a month-to-month basis. The Company can stop making payments at any time. For the year ended December 31, 2022, total amount paid was $60,000 and is included in Occupancy and Equipment in the accompanying Statement of Operations.

Note 7: Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the SEC, which requires a broker dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness. As of December 31, 2022, the Company had net capital, as defined, of $137,765 which exceeded the required minimum net capital by $132,765. Aggregate indebtedness at December 31, 2022 totaled $50,324 and the ratio of aggregate indebtedness to net capital was 36.53%.

Note 8: Income Taxes

As of December 31, 2022, the provisions for income taxes were as follows:

Federal		
Current tax expense	$	0
Deferred tax benefit		(33)
Total federal tax benefit		(33)
State		
Current tax expense		0
Total provision for income taxes	**$**	**(33)**

As of December 31, 2022, the components of deferred tax assets and liabilities were as follows:

Noncurrent Deferred Tax Assets:		
Depreciation and amortization	$	368
Federal NOL carryfoward		54,288
Gross deferred tax assets		54,656
Valuation allowance		(54,288)
Total Noncurrent Deferred Tax Asset	**$**	**368**

Note 8: Income Taxes (Continued)

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amounts of which are uncertain. For the year ended December 31, 2022, the Company has recorded a valuation allowance equal the deferred tax benefits from carryforwards of net operating losses. The net change in the valuation allowance amounted to an increase of approximately $3,398.

As of December 31, 2022, the Company has net operating loss carryforwards of $258,513 that are available to offset taxable income in future years. Net operating losses originating before the 2018 tax year expire after 20 years, while net operating losses originating in 2018 and after have no expiration date. The net operating loss amounts and expiration dates are as follows:

None	$	7,022
December 31, 2038	$	162,431
December 31, 2036	$	89,060

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company did not have unrecognized tax benefits as of December 31, 2022 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 7 40-10-25. As of December 31, 2022, the Company has not accrued interest or penalties related to uncertain tax positions.

The Company is subject to the Texas franchise tax; however, annualized total revenue was below the no tax due threshold and no accrual was recorded.

The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2019 or subject to Texas franchise tax examinations for years before 2016.

Note 9: Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2022.

Note 10: Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

Note 11: Subsequent Events

Management has evaluated subsequent events through February 22, 2023, the date the financial statements were available to be issued. There were no events noted that came to the attention of management that would require adjustments to or disclosure in the financial statements.

Omega Securities, Inc.
Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant
to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2022

Computation of Net Capital:

Total stockholders' equity	$	144,390
Add: subordinated liabilities		-
Total capital and allowable subordinated liabilities	$	144,390
Deductions and/or charges:		
Non-allowable assets		(723)
Net capital before haircuts on securities positions		143,667
Haircut on securities		(5,902)
Net Capital	$	137,765

Computation of Basic Net Capital Requirement

Minimum net capital required - 6.67% of aggregate indebtedness	$	3,357
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Excess net capital	$	132,765
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	131,765

See independent auditor's report on supplemental schedule.

Omega Securities, Inc.
Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant
to Rule 15c3-1 of the Securities and Exchange Commission (Continued)
As of December 31, 2022

Computation of Aggregate Indebtedness

Total liabilities	$	50,324
Less: exclusions		-
Aggregated Indebtedness	$	50,324
Percentage of aggregate indebtedness to net capital		36.53%

Reconciliation with Company's Allowable Net Capital

Net allowable capital, as reported in Company's unaudited Focus Report	$	132,765
Audit adjustments		5,000
Adjusted net allowable capital, per audited financial statements	$	137,765

Omega Securities, Inc.
Schedules II and III
December 31, 2022

Schedule II – Determination of Reserve Requirements
Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the Rule.

Schedule III – Information Relating to The Possession or Control Requirements
Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the Rule.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Omega Securities, Inc.

We have reviewed management's statements, included in the accompanying Omega Securities, Inc. Statement of Exemption from SEC Rule 15c3-3, in which (1) Omega Securities, Inc. ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Omega Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mesch .PLLC

Fort Worth, Texas
February 22, 2023



OMEGA

Omega Securities, Inc. Statement of Exemption from SEC Rule 15c3-3

Omega Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

Omega Securities, Inc.

I, Tamera Bryant, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Tammy Bryant
Chief Compliance Officer

February 22, 2023

300 Throckmorton Street, Suite 1450 • Fort Worth, TX 76102 • 817-335-5739 • 800-999-5739 • Fax 817-336-4326
www.omegawp.com

***Omega Wealth Partners, Inc.**, Registered Investment Advisor • **Omega Securities, Inc.**, Member FINRA / SIPC*
All securities are offered through Omega Securities, Inc. Member FINRA and SIPC. Omega Wealth Partners, Inc. is a registered investment advisor.